January 19, 2006

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, NW

Mail Stop 3720

Washington, D.C. 20549

Re:	Primus Telecommunications Group, Incorporated

Form 10-K for the year ended December 31, 2005 filed on March 16, 2006

Form 10-Q for the period ended September 30, 2006 filed on November 9, 2006

Dear Mr. Spirgel:

I am responding to the comments of the staff of the Securities and Exchange Commission, as set forth in your letter dated December 28, 2006. Subject to the Staff’s review and comment, Primus offers the following responses, and as appropriate, plans to reflect these in our forthcoming Form 10-K for the year ended December 31, 2006.

Form 10-K for the year ended December 31, 2005 filed on March 16, 2006

Critical Accounting Policies, page 43

1.	Expand the discussion of the valuation of long-lived assets in the Critical Accounting Policies section at page 43 of your Form 10-K. You should address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the fair value of tangible and intangible assets. Also describe how the impairment of goodwill is evaluated and measured under the provisions of SFAS 142. Provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

Primus’ Response:

We will make the requested disclosure beginning in the Form 10-K for the period ended December 31, 2006. The following wording is submitted as an example of the expanded disclosure that will be included in future filings:

Valuation of Long-Lived Assets. We review intangible and other long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, we compare the expected undiscounted future

Larry Spirgel

United States Securities and Exchange Commission

cash flows to the carrying amount of the assets. If the total of the expected undiscounted future cash flows is less than the carrying amount of the assets, we are required to make estimates of the fair value of the long-lived assets in order to calculate the impairment loss equal to the difference between the fair value and carrying value of the assets.

We make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as determining asset groups and estimating future cash flows, remaining useful lives, discount rates and growth rates. The resulting undiscounted cash flows are projected over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty. While we believe that our estimates are reasonable, different assumptions could materially affect the valuation of the long-lived assets. During 2006, we completed an evaluation of our expected future cash flows compared to the carrying value of our assets based on estimates of our expected results of operations. We derive future cash flow estimates from our historical experience and our internal business plans, which include consideration of industry trends, competitive actions, technology changes, regulatory actions, available financial resources for marketing and capital expenditures and changes in our underlying cost structure. Although we believe our estimates to be reasonable, if future cash flow estimates were reduced 5%, then our estimated fair value of the long-lived assets would have been reduced by approximately $7 million.

We have concluded that we have one asset group; the integrated telecommunications network (“the Network”). This is due to the nature of our telecommunications Network which utilizes all of the points of presence (interconnection points to our Network), switches, cables and various other components throughout the Network to form seamlessly the telecommunications gateway over which our products and services are carried for any given customer’s phone call or data or Internet transmission. Furthermore, outflows to many of the external Network providers are not separately assignable to revenue inflows for any phone call or service plan.

We make assumptions about the remaining useful life of our long-lived assets. The assumptions are based on the average life of our historical capital asset additions, our historical asset purchase trend and that our primary asset, our Network switches, have an 8-year life. Because of the nature of our industry, we also assume that the technology changes in the industry render all equipment obsolete with no salvage value after their useful lives. In certain circumstances in which the underlying assets could be leased for an additional period of time, we have included such estimated cash flows in our estimate. If we had projected that the remaining useful lives of our long-lived assets were one-half year shorter, then our estimated fair value of the long-lived assets would have been reduced by approximately $15 million.

The estimate of the appropriate discount rate to be used to apply the present value technique in determining fair value was our weighted average cost of capital which is

Larry Spirgel

United States Securities and Exchange Commission

based on the effective rate of our long-term debt obligations at the current market values as well as the current volatility and trading value of our common stock. If we had projected the discount rate to be 500 basis points higher, then our estimated fair value of the long-lived assets would have been approximately $15 million less.

Goodwill Evaluation: Impairment Analysis. Under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (October 1 for Primus) for impairment, or more frequently, if impairment indicators arise. Intangible assets that have finite lives will be amortized over their useful lives and are subject to the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Impairment analysis for goodwill and other indefinite lived intangible assets is also triggered by the performance of a SFAS No. 144 analysis.

Our reporting units are the same as our operating segments as each segment’s components have been aggregated and deemed a single reporting unit because they have similar economic characteristics. Each component is similar in that they each provide telecommunications services for which all of the resources and costs are drawn from the same pool, and are evaluated using the same business factors by management. Furthermore, segment management measures results and allocates resources for the segment as a whole and utilizes country by country financials for statutory reporting purposes.

Goodwill impairment is tested using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment by comparing the fair value of a reporting unit with its carrying amount. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount.

In estimating fair value of our reporting units, we compare market capitalization of our common stock, distributed between the reporting units based on adjusted EBITDA projections, to the equivalent carrying value (total assets less total liabilities) of such reporting unit. When our carrying value of a reporting unit is a negative value, we proceed to use alternative valuation techniques. These techniques include comparing total fair value of invested capital, distributed between the reporting units based on adjusted EBITDA projections, to the equivalent carrying value (book equity plus book long-term obligations). The carrying value of each reporting unit includes an allocation of the corporate invested capital based on relative size of the reporting units’ intercompany payables and invested capital. Using our adjusted EBITDA projections is a judgment item that can significantly affect the outcome of the analysis, both in basing the allocation on the most relevant time period as well as in allocating fair value between reporting units.

Larry Spirgel

United States Securities and Exchange Commission

Form 10-Q for the period ended September 30, 2006 filed on November 9, 2006

Notes to Consolidated Financial Statements

Note 5. Asset Impairment, page F-15

2.	We note that during first half of 2006 you adjusted the carrying value of long-lived assets including property and equipment, intangible assets and goodwill to their estimated fair value and recorded an impairment write-down of $209.4 million. Please provide us with a detailed analysis of the factors, estimates and assumptions you considered in the evaluation of the recoverability of long-lived assets and intangible assets during the period ended June 30, 2006. Your response should specifically address how you met the requirements of SFAS 144 and SFAS 142 during the period ended June 30, 2006 and why you believe that the impairment write-down was not necessary during the fiscal year 2005.

Primus’ Response:

We assess recoverability of our long-lived assets to be held and used whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and exceed their fair value. Impairment analyses of long-lived assets are performed in accordance with SFAS No. 144. Per para. 10, impairment evaluations are performed at the lowest asset or asset group level for which identifiable cash flows are largely independent of the cash flows of other assets or asset groups and liabilities. We have concluded that we have one asset group (explained in following paragraphs).

In each quarterly reporting period, in accordance with SFAS No. 144, para. 8, we analyze our circumstances against the prescribed indicators to determine if our Network needs to be tested for impairment. Our second quarter 2006 assessment determined that two key indicators were present, and therefore, we performed a test of the recoverability for our long-lived assets.

The first indicator, as stated in SFAS No. 144, para. 8(c), was a “significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.” The second indicator, as stated in SFAS No. 144, para. 8(e), was that we were experiencing “current-period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).” For several quarters, our net revenue results had deteriorated, but due to many cost-cutting actions, our operating results had remained relatively stable. However, because of the items noted below, our projections were revised downward, indicating the need for an impairment analysis.

Larry Spirgel

United States Securities and Exchange Commission

a)	Effective May 2006 we completed the sale of our profitable Indian subsidiary. Therefore, our future profitability and cash flow projections were reduced [*]. This had not been included in our 2005 analysis as the sale of the entity was not expected at that time.

b)	Effective May 1, 2006 we restructured our contractual relationship with a prepaid card distributor which accounted for the vast majority of our prepaid card revenue. This revised contractual agreement was a “wholesale” structure versus the previous “retail” structure and resulted in significant downward revisions to our cash flow projections [*].

c)	After several quarters of continued pricing pressure in our wholesale traffic group and the failure of our business initiatives to yield improvements we determined in the second quarter 2006 that such pricing levels are permanent and updated our financial projections to reflect a decrease in cash flows [*].

d)	In Australia, our largest segment, the incumbent telecom provider had become quite aggressive in pricing actions for certain services purchased by competitive providers such as Primus and certain services offered to the retail customer. The pricing actions directly affecting Primus’ costs include an increase in off-network line rental fees, an increase in broadband wholesale fees, unreasonably high customer installation fees, and unreasonably high on-network line rental fees. In addition, the incumbent provider reduced their retail pricing structure, including the fees charged for broadband service, weakening our competitive position. Some of these actions are viewed as anti-competitive and have resulted in complaints and actions (including actions by Primus and other competitors) being issued by the Australian Competition and Consumer Commission (ACCC) against the incumbent. The most significant of the price increases implemented was a December 2005 increase in off-network line rental fees, which increased our costs by $2 million per quarter. The ACCC immediately initiated a review of the pricing actions, and accordingly, we expected a quick, favorable and retroactive ruling, based on consultation with our counsel, such that our long-term projections would not be materially impacted. Our past experiences were most often favorable to us in regards to other ACCC reviews of this incumbent’s pricing actions, making revisions to our projections inappropriate. However, as of second quarter 2006, the ACCC’s review and reversal of such pricing action remained unresolved (and remains unresolved today). Upon our further evaluation in the second quarter 2006 of the ACCC’s actions and delays and/or uncertainties of the ruling, and in the face of the Australian government’s support of the incumbent’s arguments against the ACCC’s actions, we chose to adjust our financial forecast to consider these pricing actions as permanent. The impact of these pricing actions and their effect on our competitive position was a reduction in future cash flows [*].

*	This portion of the letter has been omitted and filed separately with the Commission in connection with a request for confidential treatment under Rule 83 (17 C.F.R. 200.83).

Larry Spirgel

United States Securities and Exchange Commission

The	Analysis

We use the guidance from SFAS No. 144 for procedures to apply to the testing for impairment. We must determine the asset groups for the long-lived assets, determine the remaining useful lives of the assets, and compare the carrying value of the assets with the undiscounted cash flows expected to be derived from the usage of the asset. If there is a shortfall and the fair value of the assets is less than their carrying value, we will record an impairment charge for the excess carrying value over fair value. Estimated fair value is calculated using a discounted cash flow model.

a)	We have concluded that we have one asset group, the Network. This is due to the nature of our telecommunications Network which utilizes all the points of presence, switches, cables and various other components throughout the global Network to form seamlessly the telecommunications gateway over which our products and services are carried for any given customer’s phone call or data or Internet transmission. Therefore, cash flows are dependent upon the seamless processing of the entire Network. Furthermore, outflows to many of the external Network providers are not separately assignable to revenue inflows for any phone call or service plan.

b)	Per SFAS No. 144, paras. 16 and 17, the assumptions used in developing the estimates of future cash flows were used in our models which were used for internal planning and compensation measurement and in seeking external investment through debt or equity instruments, except that it only included those cash flows that were directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the current asset group. This model included cash flows for extensions of the Network that were substantially complete, such as the Australian digital subscriber line (DSL) additions to the Network, and cash outflows for future expenditures necessary to complete the extensions and keep the Network running.

c)	We concluded that the asset group has a remaining life of 4 3/4 years. We used a model that analyzed capital asset additions from 1995 through April 2006. Based on this analysis, we determined that the average useful life of additions was eight years, based on the life of a Network switch. The switches are the primary asset or the central “brain” of the Network, given that once the switches are no longer useful as the central cash-flow-generating assets, the remainder of the supporting systems and

Larry Spirgel

United States Securities and Exchange Commission

equipment is also useless, providing no future cash flows for us. We used a mid-year convention to reflect a steady purchase of fixed assets over each year. Next, we used the straight line depreciation method (as is our policy) to determine what the net book value was at June 30, 2006. Then we took a weighted average calculation on the un-depreciated balance for the remaining years to determine estimated remaining life of the Network, 4 3/4 years. We used this result to support the use of 4 3/4 years for the cash flow model. Additionally, as considered per para. 18, we estimated that after the 4 3/4 years time frame, the technology changes in the industry will have rendered any equipment in saleable condition obsolete with no salvage value; this obsolescence effects even the more recently installed DSL switches.

d)	Because a significant portion of Primus’ assets are submarine or terrestrial cables, which have significantly longer lives, we have considered them as a separate potential cash flow stream once the Network is assumed no longer to carry calls and data transmissions after the 4 3/4 year mark. Because we have determined through recent conversations with “potential buyers” of individual cables that the cables’ current sale would be highly unlikely, we are assuming that a future sale would be even more unlikely and have therefore assigned no salvage value to the cables. However, the cables have traffic capacity that can potentially be leased to other companies after our Network no longer carries traffic for us, so we estimated the lease income for this subset of the Network from the 4 3/4 year mark for an additional 5 years. The discounted value of this lease income was determined to be $1.7 million, and this amount was included in the total fair value calculation of the asset base.

e)	After we determined that an impairment condition existed, we concluded that the appropriate discount rate to be used to apply the present value technique in determining fair value was our weighted average cost of capital (WACC) [*]. This was based on the effective interest rate of our long-term debt obligations at the current market values as well as the current volatility and trading value of our common stock.

The Timing of Our Analysis

Because of the judgmental nature of properly timing an asset impairment, we review SFAS No. 144 for indicators quarterly.

In the calendar third quarter 2005, indicator (e) of paragraph 8 ( cash flow losses) was triggered when our operating results reflected increased competition from product bundling in virtually all of our markets; product substitution (e.g., wireless for fixed line; broadband for dial-up Internet); declining usage patterns for traditional fixed line voice services as use of wireless, e-mail and instant messaging

*	This portion of the letter has been omitted and filed separately with the Commission in connection with a request for confidential treatment under Rule 83 (17 C.F.R. 200.83).

Larry Spirgel

United States Securities and Exchange Commission

services expanded; and a decline in the European prepaid services business caused by continuing competitive pressures as well as the effect of a recent United Kingdom (UK) court decision which favored our competitors and continued competitive pricing pressures.

During the calendar third quarter 2005, we analyzed the actual impact of our reactions to the above competitive challenges to our cash flows, financial position and operating results. In the third quarter, we completed an impairment analysis in accordance with SFAS No. 144. However, even after comparing our updated model’s lower undiscounted future cash flows from the Network to its carrying value, we still concluded that there was no impairment in the third quarter 2005. In the fourth quarter 2005 and first quarter 2006, the situation in Australia had not yet shown its effect and the other second quarter 2006 events had not yet occurred. However, upon the second quarter 2006 occurrence and accumulation of the several factors noted above, we updated our SFAS No. 144 analysis and concluded there was impairment.

Conclusion and Application of Impairment to the Asset Base

Based on that evaluation, it was determined that the estimated future cash flows were less than the carrying value of our long-lived assets, indicating a write-down was necessary.

The impairment was applied equally across all long-lived assets in the group, as we concluded the proportional application of the impairment would not reduce any asset below its fair value. We had considered the most recently installed DSL switches to ensure they were not marked below fair value, but we had found that even our newest telecommunications equipment, the DSL switches, did not have a stable market price as that technology is quickly changing.

Accordingly, during the second quarter 2006, we adjusted the carrying value of our long-lived assets, including property and equipment, amortizing intangible assets and goodwill, to their estimated fair value of $143.6 million. The impairment loss included a reduction to goodwill as noted in para. 12 of SFAS No.144 which requires goodwill to be included in the asset group because our single asset group included all of the reporting units. As instructed by SFAS No. 144, para. 15, the adjusted carrying amount of each long-lived asset became its new cost basis. For the depreciable long-lived assets, the new cost basis is depreciated (amortized) over the remaining useful life of each asset. This adjustment resulted in an asset impairment write-down of $209.2 million, which included $0.8 million of goodwill impairment identified through an SFAS No. 142, impairment analysis triggered by the completion of an SFAS No. 144 analysis.

Larry Spirgel

United States Securities and Exchange Commission

Impairment Analysis under SFAS No. 142

As prescribed by para. 28(f) of SFAS No. 142, a goodwill impairment analysis is required after an SFAS No. 144 evaluation. The second quarter 2006 impairment loss included $0.8 million of goodwill impairment identified through an SFAS No. 142 impairment analysis.

Our reporting units are the same as our operating segments as each segment’s components have been aggregated and deemed a single reporting unit because they have similar economic characteristics. Each component is similar in that they each provide telecommunications services for which all of the resources and costs are drawn from the same pool, and are evaluated using the same business factors by management. Furthermore, segment management measures results and allocates resources for a segment as a whole and utilizes country by country financials for statutory reporting purposes.

Goodwill impairment is tested using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment by comparing the fair value of a reporting unit with its carrying amount. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount.

In estimating fair value of our reporting units, we compared market capitalization of our common stock, distributed between the reporting units based on EBITDA projections, to the equivalent carrying value (total assets less total liabilities) of such reporting unit. Because our adjusted carrying value of each reporting unit was a negative value, we proceeded to a second analysis.

The second analysis compared total fair value of invested capital, distributed between the reporting units based on EBITDA projections, to the equivalent carrying value (book equity plus book long-term obligations). The carrying value of each reporting unit includes an allocation of the corporate invested capital as allocated based on relative size of the aggregate of the reporting units’ intercompany payables and invested capital. This analysis showed impairment for the Europe reporting unit. The carrying value was so vastly different than the fair value which was determined to be near $0, that the entire goodwill balance of $0.8 million was written-off. However, the United States and Other reporting unit still showed a negative carrying value, and we proceeded to a third analysis to evaluate fully the remaining reporting units.

The third analysis compared total market value of invested capital plus current liabilities, distributed between the reporting units based on EBITDA projections, to the equivalent carrying value (total assets). [*] The carrying value of each reporting unit includes an allocation of the corporate invested capital allocated based on relative size of the reporting units’ intercompany payables and invested share capital

*	This portion of the letter has been omitted and filed separately with the Commission in connection with a request for confidential treatment under Rule 83 (17 C.F.R. 200.83).

Larry Spirgel

United States Securities and Exchange Commission

and allocated corporate current liabilities based on the relative size of the reporting units’ current liabilities. This third analysis showed no impairment for the remaining reporting units. Accordingly, only Europe’s goodwill ($0.8 million) was written-off in addition to the SFAS No. 144 impairment loss.

As requested by the Staff, we acknowledge the following:

We are responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that the Audit Committee of the Company has reviewed this response letter and agrees with the responses as drafted. If you need further information, please contact us by phone (703)394-4504 or by fax (703)902-2814.

Very truly yours,

/s/ Thomas R. Kloster

Thomas R. Kloster

Chief Financial Officer (Principal Financial Officer)

Primus Telecommunications Group, Incorporated